SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. )*

MyMD Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62856X102

(CUSIP Number)

Carlos Trujillo

c/o PharmaCyte Biotech, Inc.

3960 Howard Hughes Parkway, Suite 500

Las Vegas, Nevada 89169

(917) 595-2850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Kenneth R. Koch

Daniel A. Bagliebter

Jeffrey D. Cohan

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

919 Third Avenue

New York, New York 10022

212-935-3000

May 23, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62856X102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PharmaCyte Biotech, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 11,563,878 (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 11,563,878 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,563,878 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.4% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Consists of (i) 3,854,626 shares of common stock, par value $0.001 per share (the “Common Stock”), of MyMD Pharmaceuticals, Inc. (the “Issuer”), issuable upon the conversion of shares of the Issuer’s Series G Convertible Preferred Stock (the “Preferred Shares”) (as such number may be adjusted from time to times pursuant to the terms of the Certificate of Designations governing the Preferred Shares), and (ii) warrants to purchase 7,709,252 shares of Common Stock.

(2)	Calculated by dividing (i) the number of shares of Common Stock beneficially owned by PharmaCyte Biotech, Inc. (the “Reporting Person”) by (ii) the sum of (a) 2,307,632 shares of Common Stock outstanding as of May 12, 2024, as reported in the Issuer’s Quarterly Report 10-Q, filed with the Securities Exchange Commission on May 15, 2024, (b) 3,854,626 shares of Common Stock issuable upon conversion of the Preferred Shares beneficially owned by the Reporting Person and (c) 7,709,252 shares of Common Stock issuable upon exercise of the Warrants held by the Reporting Person.

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Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.001 (“Common Stock”), of MyMD Pharmaceuticals, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 855 N. Wolfe Street, Suite 623, Baltimore, MD 21205. The Common Stock is listed on The Nasdaq Capital Market under the symbol “MYMD”.

Item 2. Identity and Background.

(a)       This Schedule 13D is filed on behalf of PharmaCyte Biotech, Inc. (the “Reporting Person”).

(b)       The address of the principal business and principal office of the Reporting Person is PharmaCyte Biotech, Inc., 3960 Howard Hughes Parkway, Suite 500, Las Vegas, Nevada 89169.

(c)       The Reporting Person is a biotechnology company focused on developing cellular therapies for cancer, diabetes and malignant ascites based upon a proprietary cellulose-based live cell encapsulation technology.

(d)       During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a Nevada corporation.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the Securities (as defined below) in exchange for consideration in the amount of $7,000,000. The information set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

On May 20, 2024, the Reporting Person entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer, pursuant to which it agreed to purchase from the Issuer (i) shares of the Issuer’s Series G Convertible Preferred Stock (the “Preferred Shares”), convertible into 3,854,626 shares of Common Stock at a conversion price of $1.816 per share, (ii) warrants with a five-year term to purchase up to 3,854,626 shares of Common Stock at an exercise price of $1.816 per share (the “Long-Term Warrants”) and (iii) warrants with an 18-month term to purchase up to 3,854,626 shares of Common Stock at an exercise price of $1.816 per share (the “Short-Term Warrants” and together with the Long-Term Warrants, the “Warrants”). The Preferred Shares and Warrants shall be referred to herein as the “Securities,” and the Reporting Person’s purchase thereof shall be referred to herein as the “Transaction.”

Pursuant to the Purchase Agreement, the Reporting Person has the right to participate in future sales of the Issuer’s equity and equity-linked securities until the second anniversary of the closing of the Transaction or the date on which no Preferred Shares remain outstanding, whichever is earlier. Additionally, the Reporting Person has the right to nominate one individual to serve on the Issuer’s board of directors until the Reporting Person no longer beneficially owns 20% of the Common Stock on an as-converted basis. The Issuer also agreed to cooperate with the Reporting Person in connection with (i) establishing a 10b5-1 sales program for the Reporting Person’s shares of Common Stock and (ii) preparing pro forma financial statements in connection with the Transaction.

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The Preferred Shares

The terms of the Preferred Shares are as set forth in a certificate of designations (the “Certificate of Designations”), which the Issuer filed with the Secretary of State for the State of Delaware on May 21, 2024. The Preferred Shares will be convertible into shares of Common Stock (the “Conversion Shares”) at the election of the Reporting Person at any time at an initial conversion price of $1.816 (the “Conversion Price”). The Conversion Price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment in the event of any issuances of shares of Common Stock, or securities convertible, exercisable or exchangeable for shares of Common Stock, at a price below the then-applicable Conversion Price (subject to certain exceptions). At any time after the issuance date of the Preferred Shares, the Issuer has the option to redeem in cash all or any portion of the outstanding Preferred Shares then outstanding at a premium upon notice to the Reporting Person.

Pursuant to the Certificate of Designations, the Reporting Person will be entitled to dividends of 10% per annum, compounded monthly, which will be payable in cash or in shares of Common Stock at the Issuer’s option. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Certificate of Designations), the Preferred Shares will accrue dividends at the rate of 15% per annum. Upon conversion or redemption, the Reporting Person is also entitled to receive a dividend make-whole payment. The Reporting Person will be entitled to vote with holders of the Common Stock on as as-converted basis, with the number of votes to which the Reporting Person is entitled to be calculated assuming a conversion price of $2.253 per share. The Issuer’s ability to settle conversions and make dividend make-whole payments by issuing shares of Common Stock is subject to certain limitations set forth in the Certificate of Designations.

The Certificate of Designations includes certain Triggering Events (as defined in the Certificate of Designations), including, among other things, the failure by the Issuer to file and maintain an effective registration statement covering the sale of the securities registrable pursuant to the Registration Rights Agreement (as defined below) and the failure by the Issuer to pay any amounts to the Reporting Person when due. In connection with a Triggering Event, the Reporting Person will be able to require the Issuer to redeem in cash any or all of its Preferred Shares at a premium set forth in the Certificate of Designations.

The Warrants

The Long-Term Warrants are exercisable for shares of Common Stock (the “Long-Term Warrant Shares”) immediately, at an exercise price of $1.816 per share and expire five years from the date of issuance. The Short-Term Warrants are exercisable for shares of Common Stock (the “Short-Term Warrant Shares” and, together with the Long-Term Warrant Shares, the “Warrant Shares”) immediately, at an exercise price of $1.816 per share and expire 18 months from the date of issuance. The exercise price of each Warrant is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment, on a “full ratchet” basis, in the event of any issuances of shares of Common Stock or securities convertible, exercisable or exchangeable for shares of Common Stock at a price below the then-applicable exercise price (subject to certain exceptions).

Except as set forth in this Item 4, the Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Act of 1933, as amended (the “Securities Act”).

Registration Rights Agreement

The Preferred Shares, the Conversion Shares, the Warrants and the Warrant Shares have not been registered under the Securities Act of 1933. The Issuer and the Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer will be required to file a resale registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register for resale 200% of the Conversion Shares and the Warrant Shares within 30 calendar days after closing date of the Transaction, and to have such Registration Statement declared effective by the Effectiveness Date (as defined in the Registration Rights Agreement).

The foregoing descriptions of the Purchase Agreement, the Certificate of Designations, the Long-Term Warrants, the Short-Term Warrants and the Registration Rights Agreement are qualified in their entirety by the full text of the Purchase Agreement, the Certificate of Designations, the form of Long-Term Warrant, the form of Short-Term Warrant and the Registration Rights Agreement, copies of which are filed as Exhibits 1, 2, 3, 4 and 5, respectively, to this Schedule 13D is incorporated herein by reference.

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Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) Except as described in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Securities Purchase Agreement, dated May 20, by and among PharmaCyte Biotech, Inc. and MyMD Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to the Reporting Person’s Current Report on Form 8-K filed on May 23, 2024).

2	Form of Certificate of Designations of Series G Convertible Preferred Stock of MyMD Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.2 to the Reporting Person’s Current Report on Form 8-K filed on May 23, 2024).

3	Form of Long-Term Warrant of MyMD Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.3 to the Reporting Person’s Current Report on Form 8-K filed on May 23, 2024).

4	Form of Short-Term Warrant of MyMD Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 to the Reporting Person’s Current Report on Form 8-K filed on May 23, 2024).

5	Registration Rights Agreement, dated May 20, by and among PharmaCyte Biotech, Inc. and MyMD Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.5 to the Reporting Person’s Current Report on Form 8-K filed on May 23, 2024).

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 30, 2024

PHARMACYTE BIOTECH, INC.

By:	/s/ Carlos Trujillo
Name: Title:	Carlos Trujillo Chief Financial Officer

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